Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Marriott Vacations Worldwide Associate Video Script

Greetings everyone.

Today is an exciting day for Marriott Vacations Worldwide. This morning we announced that we will acquire Interval Leisure Group, our longstanding external exchange partner and a leading provider of premier vacation experiences. We are confident this acquisition will bring many benefits to associates, owners and shareholders alike, and when the transaction closes, it will solidify MVW’s position as a leader in our industry. We look forward to harnessing the talent, experience and capabilities of our respective organizations to drive growth, create exciting new opportunities for associates, and better serve our owners, members and guests.

First, I’d like to walk through some of the reasons we think this combination is so compelling.

As you may know, ILG has over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt Vacation Ownership portfolios, as well as exchange networks that include nearly two million members and over 3,200 resorts worldwide.

Together with ILG, we will have approximately 650,000 owners,over 100 vacation properties and more than 20,000 vacation ownership units around the world.

We will also be the global licensee of seven upper-upscale and luxury vacation brands includingMarriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

We will gain properties in locations where our guests and owners want to be, including some of the most highly demanded vacation destinations. We will gain an important foothold in popular vacation destinations in Mexico and expand our presence in the Caribbean. Importantly, we will have the ability to better serve existing and new customers with an expanded geographic footprint and broader array of vacation ownership products.

We will also likely benefit from expanded marketing potential and scale to drive sales growth.We will have the exclusive access for vacation ownership rights to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton loyalty programs, which have over 100 million members and which are expected to be combined into a single loyalty program in early 2019.

In addition, we will gain the rights to develop, market and sell under the Hyatt Vacation Ownership programs including access to the almost 10 million members of the World of Hyatt loyalty platform.

This access will provide high-value marketing and sales channels we expect will enable us to drive sales growth across MVW and ILG properties.

This is also a financially compelling transaction.

ILG’s exchange networks and resort management businesses represent profitable revenue streams that will further diversify MVW’s revenue profile and expand its margins.

ILG’s premier exchange networks, and in particular its leading exchange business Interval International,will provide incremental, stable, high-margin, recurring, fee based revenue streams, which will diversify our financial profile and enhance profitability.Strengthening MVW’s vacation properties’ affiliations with ILG’s exchange networks will also reinforce Interval International’s leading position and provide MVW with expanded marketing and growth potential.

We will become a stronger and more diversified company, with an even more flexible balance sheet. The transaction is expected to be accretive to our earnings per share within the first full year after close and to generate cost synergies within two years following the close of the transaction.

I now want to spend a few minutes highlighting what today’s announcement means for you.

We expect to complete the acquisition in the second half of 2018, subject to the satisfaction of regulatory approvals and approval by MVW and ILG shareholders.

Until the transaction is complete, MVW and ILG will continue to operate as two separate companies and it is business as usual. It is important that we all remain focused on serving our owners and guests with the same level of exceptional service they have come to expect.

As we bring MVW and ILG together, we believe that Marriott Vacations associates will benefit from being part of a global and more diversified organization with expanded growth opportunities and industry-leading operations.

This combination is a testament to the strength of our talented team – this is a huge milestone for our company, and you should all be very proud that you have helped make it possible.

Upon the completion of the transaction, I will continue to serve as President and Chief Executive Officer of the combined company and John Geller, Chief Financial and Administrative Officer of MVW, will continue in his role and our headquarters will remain in Orlando.

Bringing our two companies together will require a collaborative, thoughtful and detailed integration plan, which we expect may take up to two years, post-closing, to fully implement. Plans for the combination of MVW and ILG upon closing are being developed, and we will keep you informed of important developments as we move through the process.

ILG has a similar culture and shares our commitment to excellence and superior guest service, so we expect a smooth integration following the close.

I encourage you to speak with your managers should you have any questions regarding today’s announcement.

This news will likely generate increased interest from individuals outside of our organization. It is important for us to speak with one voice and that you do not speculate regarding the acquisition or its future implications. Accordingly, please forward any media or other third-party inquiries to Ed Kinney at 407-206-6278 or ed.kinney@mvwc.com.

This combination is a major achievement for MVW and – as I noted earlier – it is possible in large part due to the dedication, commitment and performance of all of you and the tremendous accomplishments we have achieved as a team.

I’m excited about what our future holds, and I am confident that we are now entering an exciting new chapter in the history of our great company.

We appreciate your continued hard work and commitment to MVW, and thank you in advance for helping us achieve the many growth and value-creating opportunities which lay ahead.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (“ILG”) and Marriott Vacations Worldwide Corporation’s (the “Company”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and the Company; our beliefs relating to value creation as a result of a potential combination of ILG and the Company; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and the Company’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as

“may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and the Company, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and the Company will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement . These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to ILG’s stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and the Company’s stockholders to be filed with the SEC. ILG will mail the joint proxy statement/prospectus to its stockholders, the Company will mail the joint proxy statement/prospectus to its stockholders and ILG and The Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and ILG file with the SEC.